UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Energy Recovery, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	001-34112	01-0616867
(State or Other Jurisdiction of Incorporation)	Commission File Number	(IRS Employer Identification No.)

1717 Doolittle Drive, San Leandro, CA		94577
(Address of Principal Executive Offices)		(Zip Code)

Rahul Chandra - (510) 746-2513

(Name and Telephone Number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

Section 1 – Conflict Minerals Disclosure

Item 1.01              Conflict Minerals Disclosure

As of the date of this filing, based on our supplier responses to our survey and our analysis of such responses as they apply to the calendar year ended December 31, 2018, we are unable to determine the source and chain of custody of the minerals contained within all of our products. Accordingly, we have continued to proceed with a reasonable country of origin inquiry and additional due diligence procedures for the purpose of determining the source and chain of custody of any such conflict minerals contained in our products. See Conflict Minerals Report, Exhibit 1.01.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 to this report, are publicly available on our website at http://ir.energyrecovery.com/phoenix.zhtml?c=221013&p=irol-sec.

Item 1.02              Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01              Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: Energy Recovery, Inc.

May 24, 2019	/s/ Rahul Chandra
Rahul Chandra
Associate Vice President of Water Operations